Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Instructure Holdings, Inc. for the registration of its common stock, depository shares, preferred stock, senior debt securities, subordinated debt securities, warrants, rights, units, and up to 122,065,804 shares of common stock by the selling stockholders and to the incorporation by reference therein of our report dated February 23, 2022, with respect to the consolidated financial statements of Instructure Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

August 19, 2022